BENETTON GROUP SPA
2004 Calendar of company events

Ponzano, 22 December 2003. The Company announces the annual calendar of events relating to the approval of the financial results by the Board of Directors and the General Meeting.

UNITED COLORS
OF BENETTON.

Board of Directors

March	**Tuesday 30**[th]	approval of the 2003 Financial Results
May	**Wednesday 12**[th]	approval of the First Quarter 2004 Results
September	**Thursday 9**[th]	approval of the First Half 2004 Results
November	**Friday 12**[th]	approval of the Third Quarter 2004 Results

General Meeting for Approval of 2003 Financial Results

May	**Wednesday 12**[th]	First calling
May	**Thursday 13**[th]	Second calling

Pursuant to art. 82.2 of the Consob Regulation n. 11971/1999, the Company intends to avail itself of the exemption from publication of the fourth quarter 2003 and second quarter 2004 results.

The conference calls and/or meetings for the presentation of the financial results to the Financial Community will be held, as a rule, on the same day as the approval by the Board of Directors.
Any changes to the calendar will be communicated in advance.
The calendar will be available on the website:
www.benetton.com/investors

For further information: +39-0422-519036
                               www.benetton.com/investors